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                            CELL WIRELESS CORPORATION
                         1790 EAST RIVER ROAD, SUITE 142
                              TUCSON, ARIZONA 85750
                               PHONE 520-603-6979
                                FAX 520-577-2585


April 3, 2006

Attn: Mr. Larry Spirgel
Assistant Director
United States
Securities & Exchange Commission
Washington DC 20549

Dear Mr. Spirgel:

We have received your letter dated March 16, 2006 concerning Form 10KSB for December 31, 2004 and the subsequent filed Forms 10QSB for 2005 and the 8-K/A filed January 12, 2006. There are six items of comment in your letter and we will address all of those concerns in this letter.

1. Your letter questions the issue to Mr. Peppitoni of 1,000,000 additional warrants to acquire Cell Wireless common stock at $.30 per share. Our Footnote 4 also discusses another warrant to acquire 1,000,000 shares at $1.00 per share. Your questions are:

         a.       Who issued the warrants?

         Answer: The surviving entity is the public company which became Cell Wireless. The warrants are the obligation of the surviving entity Cell Wireless.

         b. Were the warrants previously outstanding or issued during the acquisition?

         Answer: The warrants were not previously outstanding and had only to do with the acquisition.

         c.       Do these warrants have any registration rights?

         Answer: These warrants have no registration rights.

         d.       What was the accounting treatment?

         Answer: The accounting treatment is to record them in the footnotes. The value is so far out of the money that no expense has been recorded and does not need to be. Black Scholes formula does not result in a charge to expense. Our stock is still trading for less than $.05 at the date of this letter.


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2.       You noted that $3.9 million of liabilities remained the responsibility of the Seller, 1Cellnet, LLC and that the state of Delaware cancelled the Company's charter.

         a. Tell us whether the creditors have raised any claims against Cell Wireless.

         Answer: No

         b. Could Cell Wireless have a contingent liability as it acquired all of the assets and intellectual property of 1Cellnet, LLC?

         Answer: The footnote says "selected assets" not "all of the assets." There is no recognition or expectation of a contingent liability and Cell Wireless did not agree to accept any contingent liabilities. As certain assumed liabilities known at the time of merger have come due, they have been paid in the regular course of business. 1Cellnet used some of their assets and the acquired shares to retire their debt that was not assumed by Cell Wireless. We have honored the debt we assumed, and challenged those we do not owe in the regular course of business. The total assets acquired of $476,664 barely covered the assumption of liabilities of $369,362 and resulted in a net of $107,302. All other assets and liabilities were satisfied by the predecessor company and 17 months after the original agreement, no predecessor debt has the appearance of a contingent liability.

3. Tell us and also please disclose how interest earned for the year was $19,074 considering average cash balance was only $85,671. Answer: In the year ended December 31, 2004 interest was earned during a quarter when cash balances were in excess of $3,620,081 dollars. The audit report does not report cash balances on a quarterly basis and only makes the beginning and the ending balance available. This does not provide an average balance for the year. The interest was earned in the first and second quarter of 2004. The cash balances were:

         ----------------------------------------------------------
         Period:                                       Balance USD
         ----------------------------------------------------------
         Beginning balance 12-31-03                        $32,766


         Quarter ended:
         ----------------------------------------------------------
         March 31, 2004                                  3,620,081
         June 30, 2004                                     576,840
         September 30, 2004                                435,238
         December 31, 2004                                 166,474
                                                        ----------
         Total                                          $4,831,399
                                                        ==========

         We trust this will adequately explain the interest earned and audited and reported.

4. It is unclear to you what we mean by forward purchase of specified amount of airtime by customers.

         a.       Are you a reseller of airtime?

         Answer: Yes, we resell airtime. We buy exact time used by customers from MCI and others and direct sell the time to our customers.

         b.       Are you a wireless service provider?

         Answer: Yes. We are a wireless service provider as explained in our description of business. The term forward purchase means that the customer prepays the time and it is credited to their account. When the customer uses the phone at the designated rate for the location of the placement of the call their account is debited. When the customer runs out of credit, he acquires or "forward purchases" another block of time.

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5.       Your revenue recognition policy states that connection fees are recognized as revenue when contracts are signed with customers. Tell us what guidance you used to conclude that recognition upon initial signing of contract is appropriate.

         Answer: The guidance is STAFF ACCOUNTING BULLETIN NO. 104 REVENUE RECOGNITION. A contract with our customers contains two or more revenue recognition items that are prepaid at the time of enrollment. The first is a fee to become a member/customer. This fee is non-refundable and is recognized when the customer signs onto the system. The revenue is "earned" at this point. The remainder of the deposit is unearned prepaid telephone time. Revenue is recognized when the customer uses the time and we then consider it "earned revenue".

6.       Revenue and Expenses related to credit card charge backs

         a. Tell us where we recorded the expense relating to the reserves for credit card charge backs.

         Answer: We charged the chargeback as a reduction of revenues for the period during the charge backs.

         b. Did you recognize revenue on the amount of related to the reserve?

         Answer: The original revenue resulted in a credit to revenue. The charge back resulted in a reduction to revenue. We therefore do not recognize revenue on the charge-backs.

         c. If so, tell us how you concluded that you met the criteria for revenue recognition. Refer to SAB 101 as amended by SAB 104.

         Answer: We met the criteria for revenue recognition according to SAB 101 as explained herein. The chargeback debit to revenue resulted in a 0 increase in sales. This is because the revenue was not earned. Non-earned revenue results in non-recognition of revenue.

I trust that these answers are adequate since they completely cover all of your questions. The answers are clear herein and in the footnotes to the audit report and the 8 KA as filed.

If you have additional questions, do not hesitate to call or write.

Best Regards,


/s/ David L. Shorey, CFO
Cell Wireless Corporation